

April 1, 2024

David T. Lougee
Chief Executive Officer
TEGNA INC
8350 Broad Street
Suite 2000
Tysons, Virginia 22102-5151

> **Re: TEGNA INC**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed on February 29, 2024**
> **Form 8-K**
> **Filed on February 29, 2024**
> **File No. 001-06961**

Dear David T. Lougee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating results non-GAAP information, page 38

1. We note the tabular disclosure on page 38 showing non-GAAP reconciliations of certain line items to the most directly comparable financial measures calculated and presented in accordance with GAAP. Please revise your presentation as this appears to be a non-GAAP income statement. We refer you to Question 102.10(c) in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Free cash flow reconciliation, page 40

2. You disclose free cash flow is a non-GAAP performance measure that the Board of

Directors uses to review the performance of the business. Tell us how you determined that the label used for this non-GAAP measure reflects its nature and help us better understand why you appear to be making cash-based adjustments to a non-GAAP measures that is reconciled to GAAP net income/(loss). Also, explain your basis for presenting free cash flow for a two-year period. We refer you to Item 10(e)(1)(i) of Regulation S-K, Regulation G, and Questions 100.05 and 102.07 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, this comment also applies to the free cash flow non-GAAP measure presented in your Form 8-K filed on February 29, 2024.

Form 8-K filed on February 29, 2024

Use of Non-GAAP Information, page 10

3. We note your disclosure of the non-GAAP measure Operating expenses, less Programming. Please describe the nature of programming expenses and tell us how you considered whether these costs are a normal, recurring operating expense for which a non-GAAP adjustment is inconsistent with Question 100.01 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology